

Mail Stop 3720

April 26, 2007

VIA U.S. MAIL AND FAX (415) 645-4124

Mr. Kevin J. Yeaman
Chief Financial Officer
Dolby Laboratories Inc.
100 Potrero Avenue
San Francisco, CA 94103-4813

      RE: Dolby Laboratories Inc.
                Form 10-K for the Fiscal Year Ended September 29, 2006
                Filed December 12, 2006

Dear Mr. Yeaman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Larry Spirgel
                     Assistant Director